April 11, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Courtney Lindsay

Re:	Trinity Merger Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 20, 2018
CIK 0001731536

Dear Mr. Lindsay:

On behalf of Trinity Merger Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 28, 2018 relating to the above-referenced amended draft registration statement of the Company confidentially submitted to the Commission on Form S-1 on March 20, 2018 (the “Amended Draft Registration Statement”).

The Company is concurrently filing via EDGAR a Registration Statement (the “Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies of the Registration Statement, marked to show changes from the Amended Draft Registration Statement. In addition to changes responsive to the Staff’s comments, the Registration Statement also contains certain other updating changes.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

Summary

Our Company, page 2

1.
We note your response to our prior comment 3. Please disclose here that NRDC converted to a real estate investment trust after not completing a business combination as a special purpose acquisition company. We note your disclosure on page 45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 76 of the Registration Statement.

Principal Stockholders, page 110

2.
We note your revisions in response to our prior comment 8. Please further revise your beneficial ownership table to show ownership and voting power by class of securities. Please refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the beneficial ownership table on page 111 of the Registration Statement.

* * * *

We hope that the foregoing is responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 351-2333 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Sean A. Hehir, Trinity Merger Corp.
Gregg Yamauchi, Trinity Merger Corp.
Kevin Y. Hayashi, Trinity Merger Corp.
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Joshua N. Englard, Ellenoff Grossman & Schole LLP
Rodrigo Surcan, Gibson, Dunn & Crutcher LLP
Matthew D’Auria, Gibson, Dunn & Crutcher LLP